FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

April 17, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on April 11-15, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PLC STOCK EXCHANGE RELEASE APRIL 11, 2008 3.00 P.M.

KONECRANES PUBLISHES ITS JANUARY-MARCH 2008 INTERIM REPORT ON APRIL 29, 2008

Konecranes will publish its January - March 2008 Interim Report on Tuesday, April 29, 2008 at 10.00 a.m. Finnish time. The report will be available on the company's website at www.konecranes.com after publishing.

An analyst and press conference will be held at the Konecranes offices (address Eteläesplanadi 22 B, inner court, 2nd floor) at 12.00 noon. Finnish time. Please confirm your attendance by Wednesday, April 23, 2008 to katja.hurskainen@konecranes.com.

A live webcast of the conference with the possibility to ask questions will begin at 12.00 noon at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Paul Lönnfors, IR Manager, tel. +358 (0)20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC STOCK EXCHANGE RELEASE APRIL 14, 2008 11.45 A.M.

INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 102 600 new Konecranes shares subscribed for with B series stock option rights under Konecranes 1999 and 2003 stock option plans have been recorded in the Trade Register on April 14, 2008.

Following these subscriptions the number of Konecranes Plc's shares will increase to 61,150,020 shares. The subscription price will be booked in its entirety to the paid in capital.

Trading in the new shares will start on or about April 15, 2008.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC STOCK EXCHANGE RELEASE APRIL 15, 2008 3.30 P.M.

KONECRANES' RESTATED 2007 BUSINESS AREA FIGURES ACCORDING TO NEW REPORTING METHOD

In order to increase the transparency of the reported Business Area performance, Konecranes will, as communicated in the 2007 Annual Report, report its services and spare parts business in the Service Business Area as of January 1, 2008

Due to this change, the Business Area figures for 2007 will be restated in future reports for better comparability. The restated figures differ from the reported figures for all three Business Areas, while the Group and regional figures are unchanged.

The main change in the reporting method is that the non-Konecranes branded spare parts business is included in the Service Business Area, where previously it was reported in Standard and Heavy Lifting. The spare part business for Konecranes-branded products was included in the Service Business Area as of 2007. The 2007 comparison figures according to the new reporting structure are presented in the table below.

	Restated Q1/07	Restated Q2/07*	Restated Q3/07	Restated Q4/07	Restated 2007*	Reported 2007*
Service						
Orders received, MEUR	159.0	157.2	154.8	152.4	623.4	563.0
Net Sales, MEUR	163.2	166.7	173.2	189.1	692.2	628.6
Operating Income, MEUR	18.5	21.1	24.7	27.6	91.9	78.7
Operating Margin, %	11.3 %	12.7 %	14.3 %	14.6 %	13.3 %	12.5 %
Standard Lifting						
Orders received, MEUR	183.4	187.5	188.2	184.2	743.3	793.8
Net Sales, MEUR	131.8	156.8	163.4	186.9	638.9	692.6
Operating Income, MEUR	14.3	21.9	25.1	29.0	90.4	101.2
Operating Margin, %	10.9 %	14.0 %	15.4 %	15.5 %	14.2 %	14.6 %
Heavy Lifting						
Orders received, MEUR	114.9	148.4	191.8	165.3	620.4	633.9
Net Sales, MEUR	110.6	125.8	115.0	184.4	535.7	549.0
Operating Income, MEUR	7.3	5.5	3.8	15.0	31.6	34.0
Operating Margin, %	6.6 %	4.4 %	3.3 %	8.1 %	5.9 %	6.2 %

*EBIT and EBIT margin excluding EUR 17.6 million capital gain booked in Q2 2007.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 8,400 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Paul Lönnfors, IR Manager, tel. +358 (0)20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

END